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                                                                     Exhibit 4.7


                               [IXATA LETTERHEAD]


September 23, 1999

Mr. John P. Yzaguirre
3906 Beechwood Lane
Dallas, TX 75220

Dear Mr. Yzaguirre,

Congratulations! As a result of your discussions with the management of IXATA.COM, I am pleased to offer you a position as Operations Manager based upon the following:

SALARY: $50,000 per annum to start, increasing to $55,000 per annum after successful completion of probationary period

PROBATIONARY PERIOD: 90 Days

STOCK: 5,000 shares will be vested to you upon the successful completion of one year of service. In the event that you fail to complete one year of service, the total value of your shares will be reduced by the prorated value of the difference between your employment time and your departure date. No shares will be earned until you have completed your probationary period. In addition, you will be vested an additional 1,000 shares of stock for every year of service that you complete up to your fifth year of employment. Stock offerings after your fifth year of employment will be as determined by the Board of Directors of IXATA.COM.

STOCK OPTIONS: You will have the right to purchase up to an additional 1,000 shares of stock upon the successful completion of each year of employment up to your fifth year of employment at 80% of the stock value on your employment anniversary date. This stock option is valid for only a ninety-day period of time beginning with the anniversary date of your employment. Stock options after your fifth year of employment will be as determined by the Board of Directors of IXATA.COM.

EMPLOYEE BENEFITS: You will be eligible for the same medical, dental, and 401k plans available to all IXATA.COM employees after successful completion of your probationary period.

SPECIAL BENEFITS: IXATA.COM will provide you a vehicle to use for a period of sixty days effective on your employment start date. The vehicle provided will be at the discretion of IXATA.COM. You will be responsible for all fuel expenses for this vehicle and for adhering to all applicable state and federal driving requirements.
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MOVING EXPENSES: The company will pay for up to $3,000 for moving expenses.  The method for payment of these expenses shall be as mutually agreed upon and such payment shall be documented with verifiable invoices and/or receipts. In addition, IXATA.COM will pay for up to two round trip airfares from San Diego to Dallas to facilitate your movement. Such trips must be requested within seven days after your employment start date and must be completed within 120 days of your employment start date.

START DATE: To be mutually agreed upon but no later than October 8, 1999.

SUPERVISOR: You will report directly to the office of the President.

OFFER ACCEPTANCE PERIOD: This offer shall remain valid and effective until Wednesday, September 29, 1999 and shall be contingent upon a successful reference check and validation of your current salary. We look forward to your acceptance of this offer and your employment with our company. If you have any questions, please do not hesitate to contact the undersigned at 800-473-6748 or via e-mail at rsteiner@rfpexpress.com.

Please indicate your acceptance of this offer below and submit an original signed copy to our office no later than the expiration date of this offer.

Best Regards,


/s/ Robert A. Steiner
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Robert A. Steiner
President

RAS/mm

Accepted



/s/ John P. Yzaguirre                        9/27/99
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Signature                           Date

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